SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For July 1, 2013

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on July 1, 2013.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, TO ANY PERSON LOCATED OR RESIDENT IN ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

ING announces price and results on cash tender offer for USD 2.25 billion Government Guaranteed Notes

On 19 June 2013, ING announced an offer to the holders the Government Guaranteed Notes listed in the table below to tender any and all of the outstanding Notes with a total principal amount outstanding of USD 2.25 billion. The offer expired on 28 June 2013 at 5:00 p.m., New York City time.

The aggregate principal amount of the notes validly tendered and accepted for purchase is approximately USD 990 million or 44%, leaving a remaining amount outstanding of approximately USD 1.26 billion. ING Bank will pay a purchase price of USD 1,026.66 per USD 1,000 principal amount of notes validly tendered and accepted for purchase.

In addition to the purchase price, ING Bank will also pay any accrued and unpaid interest on each of the notes purchased pursuant to the offer up to, but excluding, the settlement date which is expected to be on 3 July 2013.

In addition to the cash tender offer in the United States, a cash tender offer has been conducted in Europe with a total principal amount outstanding of EUR 4.0 billion. The pricing and results of this offer will be announced separately. The results of both cash tender offers have no material impact on the results of ING Bank.

TARGETED SECURITIES

ISIN	CUSIP Number	Title of Security	Principal Amount Outstanding	Benchmark Security	Maturity Date	Purchase Spread	Purchase Price	Aggregate Principal Amount Accepted for Purchase
US45324QAC06 (Rule144A) / USN31288AC28 (Regulation S)	45324QAC0 (Rule 144A) / N31288AC2 (Regulation S)	U.S.$2,250,000,000 3.90% Fixed Rate Notes due March 19, 2014 issued by ING Bank N.V. and guaranteed by the State of The Netherlands	US$ 2.25 bn.	0.25% U.S. Treasury due March 31, 2014	19 March 2014	0 b.p.	US$ 1,026.66	US$ 989,848,000

The offer was made subject to the terms and conditions set out in the Offer to Purchase dated 19 June 2013. ING Financial Markets LLC and J.P. Morgan Securities LLC are acting as Joint Dealer Managers and D.F. King &Co., Inc. is acting as Tender and Information Agent.

Press enquiries	Investor enquiries
Frans Middendorff	ING Group Investor Relations
+31 20 576 6385	+31 20 576 6396
Frans.middendorff@ing.com	investor.relations@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations.

IMPORTANT LEGAL INFORMATION

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the Risk Factors section contained in the most recent annual report of ING Groep N.V. Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld
H.van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: July 1, 2013